February 15, 2007

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Brian Bhandari

Re: Xpention Genetics, Inc.
       Form 10-KSB/A
       Filed April 24, 2006
       File No. 000-51210

Dear Sirs:

As a supplement to our February 1, 2007 letter, attached please find the spread sheet referred to in our prior response to comment 4.

Sincerely,

/s/ David M. Kittrell
David M. Kittrell
President
Xpention Genetics, Inc.

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Xpention
Weighted ave Shares - revised
5/31/2005

Inception       10/13/2004

Date            Shares          %
10/13/2004      14,300,000      100.00%         14,300,000 Kittrell
 3/18/2005      42,542,500       32.17%         13,687,587 Recapitalization
                ----------                      ----------
                56,842,500                      27,987,587
                ==========                      ==========